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03002563

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UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Steven Earl Dreifuss

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

726 Thackery
(No. and Street)

Highland Park (City) Illinois (State) 60035 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Burrows (312) 986-9986
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz & Chez, LLP
(Name — *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago, (City) IL (State) 60604 Zip Code

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STEVEN EARL DREIFUSS
(A sole proprietorship)

REPORT PURSUANT TO RULE X-17a-5(d)

YEAR ENDED DECEMBER 31, 2002

OATH OR AFFIRMATION

I, Steven Earl Dreifuss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Steven Earl Dreifuss, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Steven Dreifuss
Signature

Sole Proprietor
Title

Laura Gathings
Notary Public

"OFFICIAL SEAL"
Laura Gathings
Notary Public, State of Illinois
My Commission Expires Oct. 26, 2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. [Same Page
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. [
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEVEN EARL DREIFUSS

(A sole proprietorship)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Receivable from clearing broker	$	833,454
Securities owned, at market		
Equities		477,592
Options		480,710
Exchange membership, at cost (market value $156,000)		210,000
TOTAL ASSETS	$	2,001,756

LIABILITIES AND PROPRIETOR'S CAPITAL

LIABILITIES		
Securities sold, not yet purchased, at market value		
Equities	$	63,946
Options		686,445
Total Liabilities		750,391
Proprietor's capital		1,251,365
TOTAL LIABILITIES AND PROPRIETOR'S CAPITAL	$	2,001,756

The accompanying notes are an integral part of these financial statements.

STEVEN EARL DREIFUSS
(A sole proprietorship)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

REVENUE	
Proprietary trading	$(936,001)
Interest and dividends	26,803
Other	12,079
Total Revenue	(897,119)
EXPENSES	
Commissions, floor brokerage and clearing fees	84,153
Interest	33,209
Dividends	8,586
Total Expenses	125,948
NET LOSS	$(1,023,067)

The accompanying notes are an integral part of these financial statements.

STEVEN EARL DREIFUSS
(A sole proprietorship)

STATEMENT OF CHANGES IN PROPRIETOR'S CAPITAL

YEAR ENDED DECEMBER 31, 2002

Balance at December 31, 2001	$ 1,653,718
Capital contributions	665,941
Capital withdrawals	(45,000)
Net loss	(1,023,067)
Balance at December 31, 2002	$ 1,251,365

The accompanying notes are an integral part of these financial statements.

STEVEN EARL DREIFUSS
(A sole proprietorship)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

OPERATING ACTIVITIES	
Net loss	$ (1,023,067)
Adjustments to reconcile net loss to net cash used in operations	
Change in assets and liabilities	
Increase in receivable from clearing broker	(746,892)
Decrease in securities owned	2,646,535
Decrease in securities sold, not yet purchased	(1,507,290)
NET CASH USED IN OPERATING ACTIVITIES	(630,714)
FINANCING ACTIVITIES	
Proprietor's capital contributions	630,941
Proprietor's capital withdrawals	(227)
NET CASH USED IN FINANCING ACTIVITIES	(630,714)
NET INCREASE IN CASH	-
CASH AT BEGINNING OF YEAR	-
CASH AT END OF YEAR	$ -

Supplemental Cash Flow Information:
Cash payments for interest during the year totaled $33,209.

The accompanying notes are an integral part of these financial statements.

STEVEN EARL DREIFUSS

(A sole proprietorship)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

(1) *NATURE OF THE ACCOUNTS*

STEVEN EARL DREIFUSS (the "Proprietorship") is a registered broker/dealer making markets in exchange-traded options listed on the Chicago Board Options Exchange.

The financial statements have been prepared solely from the accounts of STEVEN EARL DREIFUSS and do not include the personal accounts of the owner or those of any other operation in which he may be engaged.

(2) *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Marketable securities owned and sold, not yet purchased, are carried at quoted market values.

Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivative financial instruments held at year end are included in the Statement of Financial Condition at fair value and accordingly, the changes in fair value for the year are recognized in the Company's earnings.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) *INCOME TAXES*

The financial statements do not include a provision for income taxes because the Proprietorship does not incur federal or state income taxes. Instead, income from the proprietorship and the proprietor's income and expenses from other sources are included in his individual income tax return, and are taxed based on his personal tax rates.

(4) *DERIVATIVE FINANCIAL INSTRUMENTS HELD AND ISSUED FOR TRADING PURPOSES AND OTHER FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK*

In its normal course of business, the Proprietorship trades financial instruments involving off-balance sheet market risk with securities broker/dealers and futures commission merchants. The gross notional (or contractual) amounts of derivative financial instruments represent the volume of these transactions and not the amounts potentially subject to market risk. In addition, measurement of market risk is meaningful only when all related and offsetting transactions are taken into consideration. Gross notional (or contractual) amounts of derivative financial instruments used for trading purposes with off-balance sheet market risk are set forth below, as of December 31, 2002:

(4) *DERIVATIVE FINANCIAL INSTRUMENTS HELD AND ISSUED FOR TRADING PURPOSES AND OTHER FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (continued)*

	(all amounts in thousands)		
	Contract Value	Market Value	Average Contract Value During 2002
Equities sold, not yet purchased	$ 64	$ 64	$ 1,068
Written options	$ 1,959	$ 686	$ 1,654
Options held for trading	$ 2,632	$ 481	$ 3,372

Market risk is the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other factors, such as liquidity, will result in losses for a specified position or portfolio. Financial instruments sold, but not yet purchased, entail an obligation to purchase the securities at a future date. The Proprietorship may incur a loss if the market value of the securities subsequently increases prior to the purchase of the security. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. The settlement of the aforementioned transactions is not expected to have a material adverse affect on the financial position of the Proprietorship.

As a trader, the Proprietorship is in the business of managing market risk. In management's opinion, market risk is substantially diminished when all financial instruments, including equities owned, are aggregated.

Credit risk represents the loss that the Proprietorship would incur if a counterparty fails to perform its contractual obligation to the Proprietorship. All derivative financial instruments entered into by the Proprietorship are exchange-traded. For exchange traded contracts, the Proprietorship's clearing broker, through industry clearing organizations, acts as the counterparty of specific transactions and therefore, bears the risk of delivery to and from counterparties.

Substantially all of the Proprietorship's trading gains originated from trading strategies involving derivative financial instruments.

(5) *CONCENTRATION OF CREDIT RISK*

A significant credit concentration consisted of a net receivable from a securities broker/dealer of approximately $1.4 million which represents the market value of the Proprietorship's trading account carried by this clearing broker.

(6) *REGULATORY MATTERS*

As a registered broker/dealer, the Proprietorship is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Proprietorship had net capital of $714,630 which exceeded requirements by $614,630, and the ratio of aggregate indebtedness to net capital was less than 1:1.

SUPPLEMENTARY INFORMATION

STEVEN EARL DREIFUSS
(A sole proprietorship)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2002

CREDITS		
Proprietor's capital		$ 1,251,365
TOTAL CREDITS		1,251,365
DEBITS		
Non-allowable assets		
Exchange membership	(210,000)	
TOTAL DEBITS		(210,000)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		1,041,365
Haircuts on securities		(326,735)
Undue concentration charges		-
NET CAPITAL		$ 714,630
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness, or $100,000)		$ 100,000
EXCESS NET CAPITAL		$ 614,630
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities, less liabilities specifically excluded under Rule 15c3-1		$ 0
Percentage of aggregate indebtedness to net capital		0%

Note: There are no material differences between the audited computation of net capital and that per the Proprietor's unaudited FOCUS report as filed.

STEVEN EARL DREIFUSS
(A sole proprietorship)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2002

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Proprietorship is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To MR. STEVEN EARL DREIFUSS
Chicago, Illinois

In planning and performing our audit of the financial statements, as they relate solely to the securities trading accounts of the Chicago Board Options Exchange market-maker activities of STEVEN EARL DREIFUSS, a sole proprietorship broker-dealer ("DREIFUSS") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by DREIFUSS, that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by DREIFUSS in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, because DREIFUSS does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of DREIFUSS is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which DREIFUSS has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that DREIFUSS, although not exempt from Rule 15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2002, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the DREIFUSS's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Chicago Board Options Exchange, the Securities and Exchange Commission and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Chicago, Illinois
February 8, 2003